Exhibit 99.3

PORFIRIO CABALEIRO RODRIGUEZ

Mining Engineer and Director

GE21 Consultoria Mineral

Avenida Afonso Pena, 3130 - 12º andar

Belo Horizonte, Minas Gerais, Brazil, CEP 30.130-910

CONSENT OF QUALIFIED PERSON

I, Porfirio Cabaleiro Rodriguez, consent to the public filing of the technical report titled “Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil”, (the “Technical Report”) with an effective date of 18th January 2024, by Sigma Lithium Corporation (the “Corporation”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this March 19, 2024.

“Porfirio Cabaleiro Rodriguez”
Porfirio Cabaleiro Rodriguez, BSc. (MEng)
Senior Director
GE21 Consultoria Mineral, FAIG #3708